UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Babcock & Brown Air Limited

(Name of Issuer)

American Depositary Receipts representing Common Shares

(Title of Class of Securities)

05614P 101

(CUSIP Number)

Mina Kim, Esq.	Boris Dolgonos, Esq.
Babcock & Brown Limited	Weil, Gotshal & Manges LLP
2 Harrison Street, 6th Floor	767 5th Avenue
San Francisco, California 94105	New York, New York 10153
(415) 512-1515	(212) 310-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614P 101

1.	Name of Reporting Person. Babcock & Brown JET-i Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,422,529

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,422,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.	Name of Reporting Person. Babcock & Brown Investment Holdings Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,422,529

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,422,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.	Name of Reporting Person. Babcock & Brown International Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,422,529

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,422,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.	Name of Reporting Person. Babcock & Brown Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,422,529

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,422,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,422,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation (“B&B Air”). The principal executive office of B&B Air is located at West Pier, Dun Laoghaire, County Dublin, Ireland.

Item 2.	Identity and Background

This statement is filed by Babcock & Brown JET-i Co., Ltd (“B&B JET-i”), for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd (“BBIHPL”), Babcock & Brown International Pty Ltd (“BBIPL”) and Babcock & Brown Limited (“B&B” and, collectively with B&B JET-i, BBIHPL and BBIPL, the “Reporting Persons”). BBIPL is a subsidiary of B&B, BBIHPL is a subsidiary of BBIPL and B&B JET-i is a subsidiary of BBIHPL.

B&B JET-i is a Cayman Islands corporation and its business address is c/o Maples Finance Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business activity of B&B JET-i is warehousing aircraft and other aviation assets.

B&B is an Australian corporation with its principle executive offices located at Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. B&B is a global investment and advisory firm operating in real estate, infrastructure and project finance, operating leasing and structured and corporate finance.

BBIHPL is an Australian corporation and its business address is Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. BBIHPL is a holding company and a member of the B&B group.

BBIPL is an Australian corporation and its business address is Level 23, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia. BBIPL is a holding company and a member of the B&B group.

(a), (b), (c) and (f) For information with respect to the identity and background of each executive officer and director of each Reporting Person, please see Schedules I, II, III and IV attached hereto, respectively.

(d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Statement will be filed disclosing such change.

Item 3.	Source and Amount of Funds or Other Consideration

A promissory note for $101,718,167 was delivered by B&B JET-i to B&B Air in consideration for the issue and delivery of the 4,422,529 ADSs. The promissory note will become due 210 days after the completion B&B Air’s initial public offering and must be prepaid with any proceeds received by B&B JET-i from distributions made to it by JET-i Holdings LLC (“JET-i Holdings”) from proceeds of sales of aircraft by a subsidiary of JET-i Holdings to B&B Air. The promissory note bears interest at a rate equal to 4% and is secured by B&B JET-i’s membership interest in JET-i Holdings and the 4,422,529 ADSs that it owns.

Item 4.	Purpose of Transaction

B&B JET-i acquired its ADSs in a private placement in connection with a group of transactions, including the initial public offering of B&B Air, pursuant to which B&B Air agreed to acquire a portfolio of aircraft from a subsidiary of JET-i Holdings. The proceeds of the private placement will be applied by B&B Air toward the payment of the purchase price for the acquisition of such aircraft.

(a)-(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 4,422,529 ADSs. Such ADSs represent approximately 13.2% of B&B Air’s outstanding ADSs, based on the number of ADSs outstanding following the consummation of B&B Air’s initial public offering on October 2, 2007.

(b) The Reporting Persons have the shared power to direct the vote and the disposition of the 4,422,529 ADSs held by B&B JET-i.

(c) Other than the acquisition of the 4,422,529 ADSs consummated on October 2, 2007, no Reporting Person has effected any other transactions in B&B Air’s ADSs during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 of this Statement, B&B JET-i delivered a promissory note to B&B Air in consideration for the issue and delivery of the ADSs. B&B JET-i and B&B Air entered into a pledge and security agreement at the time of delivery of the promissory note. Pursuant to the pledge and security agreement, B&B Air was granted a security interest in the ADSs issued and delivered to B&B JET-i and B&B JET-i’s membership interest in JET-i Holdings.

In connection with the acquisition of the ADSs, on July 19, 2007, B&B JET-i and B&B Air entered into a private placement agreement and, on October 2, 2007, B&B JET-i and B&B Air entered into a registration rights agreement. In addition to a 360-day lock-up applicable to all of the ADSs held by B&B JET-i to which it has agreed to be subject with the representatives of the underwriters for B&B Air’s initial public offering, B&B JET-i has agreed with B&B Air in the private placement agreement not to, without the prior consent of B&B Air, offer, sell, contract to sell, pledge, dispose of or hedge directly or indirectly the ADSs for a period of 360 days from September 26, 2007, other than (i) transfers to affiliates of B&B JET-i, provided that such affiliate agrees to be bound by the same such restrictions for the remaining portion of such period and (ii) pledges of the ADSs to a financial institution that extends a “margin” loan to finance B&B JET-i’s acquisition of its ADSs, provided that the pledge agrees to be bound by the terms of such restrictions for the remaining portion of such period.

The registration rights agreement provides that, upon the request of B&B JET-i at any time beginning 180 days but prior to 360 days after September 26, 2007, B&B Air will file one registration statement, and, at any time after 360 days after September 26, 2007, B&B Air will file one or more registration statements to register the ADSs held by B&B JET-i under the Securities Act of 1933 for resale at any time and from time to time by B&B JET-i. In the registration rights agreement B&B Air has agreed to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and have indemnified B&B JET-i for material misstatements or omissions in the registration statement.

Item 7.	Material to Be Filed as Exhibits

1. Promissory Note dated as of October 2, 2007 from Babcock & Brown JET-i Co., Ltd for the benefit of Babcock & Brown Air Limited.

2. Pledge and Security Agreement dated as of October 2, 2007, between Babcock & Brown Air Limited and Babcock & Brown JET-i Co., Ltd.

3. Private Placement Agreement dated as of July 19, 2007, by and among Babcock & Brown Air Limited and the private investors listed therein.

4. Registration Rights Agreement dated as of October 2, 2007 by and among Babcock & Brown Air Limited and shareholders listed therein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of October 12, 2007 that the information set forth in this statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd
By:	/s/ Gregory Azzara
Name: Gregory Azzara Title: Director

Babcock & Brown Investment Holdings Pty Ltd
By:	/s/ Mina Kim
Name: Mina Kim Title: Attorney-In-Fact

Babcock & Brown International Pty Ltd
By:	/s/ Mina Kim
Name: Mina Kim Title: Attorney-In-Fact

Babcock & Brown Limited
By:	/s/ Mina Kim
Name: Mina Kim Title: Attorney-In-Fact

SCHEDULE I

BABCOCK & BROWN JET-I CO., LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Gregory Azzara	Vice President, Babcock & Brown Aircraft Management LLC	Babcock & Brown Aircraft Management LLC 2 Harrison Street, 6th Floor San Francisco, California 74106 USA	United States
Robert S. Tomczak	Vice President, Babcock & Brown Aircraft Management LLC	Babcock & Brown Aircraft Management LLC 2 Harrison Street, 6th Floor San Francisco, California 74106 USA	United States

SCHEDULE II

BABCOCK & BROWN INVESTMENT HOLDINGS PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Phillip Green	Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, Australia	Australia
Peter Hofbauer	Global Head of Infrastructure, Babcock & Brown Limited	Babcock & Brown Limited (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria
Trevor Loewensohn	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Robert Topfer	Marketer, Babcock & Brown Australia Pty Ltd	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia

SCHEDULE III

BABCOCK & BROWN INTERNATIONAL PTY LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
James V. Babcock	Executive Chairman, Babcock & Brown Limited	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States
James Fantaci	Executive and Director and Global Head of Operating Leasing, Babcock & Brown Limited	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Geoffrey Ian Martin	Director, GPT; Director, Argo Investments Limited	Suite 102, Level 1 2 Bligh Street Sydney NSW 2000 Australia	Australia
Elizabeth Nosworthy	Director, GPT	GPT Level 52 MLC Centre Martin Place, Sydney NSW 2000 Australia	Australia
Dieter Rampl	Director and Chairman, Unicredit SpA	Unicredit SpA Piazza Cordusio 20123 Milan Italy	Austria
Martin Rey	Executive and Director and Regional Business Head, Babcock & Brown Limited	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany
Joe Lindell Roby	Chairman Emeritus, Credit Suisse First Boston; Consultant, Credit Suisse Private Equity Group	Credit Suisse Securities (USA) LLC 11 Madison Avenue, 26th Floor New York, NY 10010 USA	United States
Michael Sharpe	Director, Australian Securities Exchange; Director, National Australia Trustees Limited	Australian Securities Exchange Limited 20 Bridge Street Sydney NSW 2000 Australia	Australia

SCHEDULE IV

BABCOCK & BROWN LIMITED DIRECTORS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
James V. Babcock	Executive Chairman, Babcock & Brown Limited	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States
James Fantaci	Executive and Director and Global Head of Operating Leasing, Babcock & Brown Limited	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States
Phillip Green	Managing Director and Chief Executive Officer, Babcock & Brown Limited	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Geoffrey Ian Martin	Director, GPT; Director, Argo Investments Limited	Suite 102, Level 1 2 Bligh Street Sydney NSW 2000 Australia	Australia
Elizabeth Nosworthy	Director, GPT	GPT Level 52 MLC Centre Martin Place, Sydney NSW 2000 Australia	Australia
Dieter Rampl	Director and Chairman, Unicredit SpA	Unicredit SpA Piazza Cordusio 20123 Milan Italy	Austria
Martin Rey	Executive and Director and Regional Business Head, Babcock & Brown Limited	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany
Joe Lindell Roby	Chairman Emeritus, Credit Suisse First Boston; Consultant, Credit Suisse Private Equity Group	Credit Suisse Securities (USA) LLC 11 Madison Avenue, 26th Floor New York, NY 10010 USA	United States
Michael Sharpe	Director, Australian Securities Exchange; Director, National Australia Trustees Limited	Australian Securities Exchange Limited 20 Bridge Street Sydney NSW 2000 Australia	Australia

BABCOCK & BROWN LIMITED EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Philip Green	Managing Director and Chief Executive Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Rob Topfer	Marketer	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Peter Hofbauer	Global Head of Infrastructure	Babcock & Brown Ltd (UK) 15th Floor, 5 Aldermanbury Square London EC2V 7HR	Australia/Austria
Eric Lucas	Global Head of Real Estate	Babcock & Brown Ltd (Japan) Izumikan Kioicho 6F 4-3 Kioicho Chiyodaku, Tokyo 102-0094 Japan	Australia
James Fantaci	Executive and Director and Global Head of Operating Leasing	Babcock & Brown LP 1 Dag Hammerskjold Plaza 885 Second Avenue, 47th Floor New York, NY 10017 USA	United States
David Ross	Group Chief Operating Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Dan Brickman	Regional Business Head (US)	Babcock & Brown LP 2 Harrison Street, 6th Floor San Francisco, CA 94105-1603 USA	United States
Martin Rey	Executive and Director and Regional Business Head	Babcock & Brown GmbH Maximilianhofe Maximilianstr. 13 80539 Munich Germany	Germany
Michael Maxwell	Regional Business Head (Asia)	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Trevor Loewensohn	Marketer	Babcock & Brown Australia Pty Ltd Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia
Michael Larkin	Group Chief Financial Officer	Babcock & Brown Limited Level 23, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000 Australia	Australia